Exhibit 99.1

Turbo energy announces appointment OF lucia tamarit as company’s new chief financial officer

VALENCIA, Spain – (GLOBE NEWSWIRE) – October 27, 2025 — Turbo Energy S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global provider of leading-edge, AI-optimized solar energy storage technologies and solutions, today announced the appointment of Lucia Tamarit as the Company’s new Chief Financial Officer, effective immediately. Reporting directly to Mariano Soria, the Company’s Chief Executive Officer, Tamarit succeeds Alejandro Morangues, who has elected to leave Turbo Energy to pursue new career opportunities.

Tamarit brings more than a decade of international finance, audit, and operations experience to Turbo Energy, including leadership roles in multinational environments and private-equity reporting structures.

“Lucia is a strategic finance leader with a rare combination of accounting experience, operational depth and global perspective,” stated Soria. “Her track record building high-performing finance teams, leading complex ERP implementations, and strengthening reporting and controls will be instrumental as we scale our business and pursue disciplined, profitable growth.”

Tamarit most recently served as Financial Manager at CSP Spain (Valencia), where she oversaw financial management, accounting, taxation and management control across the Company’s subsidiaries. In that role, she reported directly to the corporate CFO of an international parent listed on a regulated market; coordinated a 15-person team; supervised external audits and internal controls; specialized in IFRS consolidation; and prepared reporting for banks, shareholders and management. She also served as a key user for SAP ERP implementation, including training in Shanghai, and coordinated ongoing developments with corporate IT. Earlier in her career, Tamarit spent five years in Assurance at Ernst & Young in Madrid and Valencia, participating in external audits of multinational companies across sectors and gaining extensive experience in international accounting standards and financial reporting.

Tamarit holds a Licentiate in Business Administration and Management from the Polytechnic University of Valencia, completed an Erasmus year in English at Ghent University (Belgium), and earned a Professional Specialist Degree in Auditing from the Polytechnic University of Valencia. She has also completed executive training programs, including ThePowerMBA and leadership coursework.

Continuing, Soria added, “On behalf of everyone at Turbo Energy, I’d like to extend our deepest gratitude to Alejandro for his invaluable service and many contributions to the Company’s success over the past several years and wish him continued success in his future endeavors.”

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and South America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

At Turbo Energy, S.A.

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com